AMARC DELINEATES MULTIPLE DRILL-READY PORPHYRY COPPER-GOLD DEPOSIT TARGETS

AT JOY PROPERTY, BRITISH COLUMBIA

December 11, 2018, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce results from its first season of exploration activity at the expanded JOY Project (see Amarc news releases August 29, 2017 and December 27, 2017). The 464 km2 JOY property covers the northern extension of the prolific Kemess porphyry gold-copper district in the Toodoggone region of north-central British Columbia (“BC”). Extensive airborne and ground exploration surveys completed this year over the new JOY Project mineral tenures, acquired in 2017, have confirmed a number of new, high potential porphyry gold-copper deposit targets for aggressive drill testing in 2019.

The $2.5 million exploration program in 2018 was funded by Hudbay Minerals Inc. (“Hudbay”), which has partnered with Amarc to explore and develop the JOY Project.  Hudbay also paid $1.15 million in 2018 in support of Amarc’s acquisition of underlying claims. Under the agreement with Hudbay, Amarc is operator of the JOY Project during the exploration phase.

Exploration targets identified for assessment in 2018 occur largely along, and proximal to, the 20 km long by 4 km wide Finley Magnetic Corridor that trends northeast across the JOY property and hosts the PINE and TREE porphyry gold-copper deposits. This year’s fieldwork -which included 1,356 line-km of airborne magnetic and 63 line-km of ground Induced Polarization (“IP”) geophysics surveys, collection of 2,676 soil geochemical samples, 98 km2 of detailed geological mapping and the drilling of two core holes totalling 946 m - has significantly advanced the project. New JOY Project maps are now available at http://www.amarcresources.com/ahr/MapsFigures.asp. In addition, a recently updated Amarc corporate presentation is available at www.amarcresources.com.

Fieldwork at JOY in 2018 identified five clusters of drill-ready targets, covering areas from 1.5 km2 to more than 5 km2. These targets are defined by a combination of positive factors that include: IP chargeability highs indicating large sulphide mineralized systems; areas of notable gold and copper enrichment identified by shallow (generally less than 150 m) historical drill holes; coincident, high-contrast copper, gold, silver, ± molybdenum and zinc soil geochemical anomalies; and favorable geology and magnetic signatures. Each of these five targets has the potential to host a significant porphyry gold-copper deposit. Multiple drill holes are required for the initial testing of each target area.

One other target at JOY was partially tested at the end of the 2018 season by two, widely spaced drill holes1. The first hole encountered classic porphyry-style alteration and sulphide mineralized rock units with geochemically anomalous gold concentrations throughout its 563 m length. This finding is compatible with the edge of a productive mineralized system. Further drilling is warranted, targeting the potential potassic core of this specific mineralized system. The second exploration hole returned no significant results.

In addition, Amarc identified three entirely new deposit targets in 2018 through IP and soil geochemical surveys and a reassessment of current and historical data sets. These important new targets can be quickly advanced to drill-ready status through IP and geological surveys undertaken early in the 2019 season for potential drilling later in the year.

Amarc is affiliated with Hunter Dickinson Inc. (“HDI”), an experienced and successful mine finder and developer in BC. The Company’s technical leaders were part of the HDI team credited with being the first to recognize the Kemess district’s true potential, having acquired the Kemess South and Kemess North prospects at an early stage and advancing them into significant porphyry copper-gold deposits. Northgate Minerals produced 3 million oz gold and 784 million lb copper over a 12-year period to 20102 at Kemess South; and Centerra Gold completed the purchase of the southern Kemess district for $310 million in 2018. Amarc benefits from this advanced regional knowledge.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage projects.

Amarc is advancing three 100%-owned IKE, DUKE and JOY porphyry copper deposit projects located in different, prolific porphyry districts in southern, central and northern BC, respectively. Each of the three is located in proximity to industrial infrastructure – including power, highways and rail. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits.

Hudbay is funding development of the IKE and JOY projects in partnership with Amarc, with Amarc the operator of exploration and development-phase programs. Amarc is sole funding its DUKE Project. For more information, please see Amarc’s corporate presentation at www.amarcresources.com.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and IKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc works closely with local governments, indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and to do so in a manner that contributes to sustainable community and economic development. Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located – including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

Quality Control/Quality Assurance Program

All drill core was logged, photographed and cut in half with a diamond saw. Half core samples and geochemical samples from JOY were sent to Activation Laboratories Ltd., Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core and geochemical samples were analyzed for Au by fire assay fusion of a 30 g sample followed by ICP-OES finish. They were also analyzed for Cu, Mo, Ag, Au and 59 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish. Drill core and surface rock geochemical samples were also analyzed for Cu, Ag, Mo and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-OES finish.

As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch of drill core at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one pulp blank and one coarse blank per hole. For geochemical samples the insertion rate was one control sample in 80 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen

Chief Executive Officer

1 Hole JP18001: Azimuth 90°, Inclination -50°, EOH 465.1 m; and Hole JP18002: Azimuth 90°, Inclination -50°, EOH 481.2 m

2 MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.